Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated March 28, 2012

Registration Nos. 333-162822 and 333-162822-01

Press Release

Vale prices US$1.250 billion notes due 2022

Rio de Janeiro, March 28, 2012 — Vale S.A. (Vale) hereby announces the pricing of the offering by its wholly-owned subsidiary Vale Overseas Limited (Vale Overseas) of US$1.250 billion 4.375% notes due 2022 guaranteed by Vale.  The notes will be consolidated with, and form a single series with, Vale Overseas’s US$1 billion 4.375% notes due 2022 issued on January 11, 2012.

The notes will bear a coupon of 4.375% per year, payable semi-annually, and were sold at a price of 101.345% of the principal amount.  These notes will mature in January 2022 and were priced with a spread of 200 basis points over U.S. Treasuries, resulting in a yield to maturity of 4.205% per year.

The notes are rated A- by Standard & Poor’s Rating Services, Baa2 by Moody’s Investor Services, BBB(high) by Dominion Bond Rating Service and BBB+ by Fitch Ratings.  The notes will be unsecured obligations of Vale Overseas and will be fully and unconditionally guaranteed by Vale.  The guaranty will rank equally in right of payment with all of Vale’s other unsecured and unsubordinated debt obligations.

Vale will use the net proceeds of this offering for general corporate purposes.

Barclays Capital Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. acted as joint lead managers and joint bookrunners.

Vale and Vale Overseas have filed a registration statement, including a prospectus, with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes.  Before you invest, you should read the prospectus in that registration statement and other documents Vale and Vale Overseas have filed with the SEC for more complete information about the companies and the offering.  When available, you may access these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146 or Deutsche Bank Securities Inc. at 1-800-503-4611 (each toll-free in the United States) or, from outside the U.S., by faxing Citigroup Global Markets Inc. at 212-816-7912 or by emailing Barclays Capital Inc. at barclaysprospectus@broadridge.com or Deutsche Bank Securities Inc. at prospectusrequest@list.db.com.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Andrea Gutman: andrea.gutman@vale.com

Fernando Frey: fernando.frey@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

Thomaz Freire: thomaz.freire@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.